SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
HealthWarehouse.com, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
46205P100
(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 8, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	46205P100	13D	Page	2	of	6

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS *

PF-AF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,983,428

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,983,428

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,983,428*
* The shares reported herein consist of (i) warrants to purchase 312,500 shares of common stock at an exercise price of $1.60 per share, (ii) a warrant to purchase 585,808 shares of common stock at an exercise price of $3.00 per share, (iii) 164,114 shares of Series B Preferred Stock, with each share of Series B Preferred stock convertible into 5 shares of common stock, and (iv) convertible notes in the amount of $500,000, which are convertible into shares of Series B Preferred Stock at a price of $9.45 per share.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.3%

14	TYPE OF REPORTING PERSON *

IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

ORIGINAL REPORT ON SCHEDULE 13D
Item 1. Security and Issuer
     This Statement on Schedule 13D (“Schedule 13D”) relates to the common stock (the “Common Stock”) of HealthWarehouse.com, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 100 Commerce Boulevard, Cincinnati, Ohio 45140. The total number of shares of Common Stock reported as beneficially owned in this Schedule 13D is 1,983,428, which constitutes approximately 16.3% of the total number of shares of Common Stock outstanding.
Item 2. Identity and Background
     This statement is filed by Lloyd I. Miller, III (“Miller” or the “Reporting Person”). Miller’s principal business address is 4550 Gordon Drive, Naples, Florida 34102. Miller’s principal occupation is investing assets held by or on behalf of his family. During the past five years, Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction, as a result of which Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Miller is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration
     Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of Milfam I L.P. (“Milfam I”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P., dated December 11, 1996. All of the shares of Common Stock that Miller is deemed to beneficially own as the manager of the general partner of Milfam I were purchased with money contributed to Milfam I by its partners or money generated and held by Milfam I. The aggregate purchase price for the shares of Common Stock purchased by Milfam I was $2,038,338.00.
Item 4. Purpose of the Transaction
     The shares of Common Stock covered by this Schedule 13D were acquired by the Reporting Person for investment purposes in the ordinary course of his business as an investor.
     The purpose of this filing is to report that, on November 8, 2010, Milfam I, along with three other investors (collectively, the “Investors”), entered into a Securities Purchase Agreement (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed November 12, 2010, the “Purchase Agreement”) and a Loan and Security Agreement (filed as Exhibit 10.2 to the Issuer’s Form 8-K filed November 12, 2010, the “Loan Agreement”) and an Investor Rights Agreement (the “Investor Rights Agreement” and together with the Purchase Agreement and the Loan Agreement, the “Agreements”) with the Issuer, pursuant to which, among other things, the Issuer sold an aggregate of 349,392 newly authorized shares of $0.001 par value Series B preferred stock (the “Series B Preferred Stock”) to the Investors. Under the Agreements, Milfam I purchased (i) 164,114 of Series B preferred stock (the “Series B Preferred Stock”) at a price of $9.45 per share, (ii) a convertible note (filed as Exhibit 4.2 to the Issuer’s Form 8-K filed November 12, 2010, the “Convertible Note”) in the aggregate principal amount of $500,000, and (iii) an immediately exercisable warrant to purchase 585,808 shares of Issuer common stock (in the form filed as Exhibit as Exhibit 4.1 to the Issuer’s Form 8-K filed November 12, 2010, the “$3.00 Warrant”). Immediately prior to the closing under the Agreements, Miller also purchased immediately exercisable warrants to purchase 312,500 shares of Common Stock (originally filed as Exhibit 4.3 to the Issuer’s Form 10-K filed April 15, 2010 and Exhibit 4.4 to the Issuer’s Form 8-K filed May 5, 2010, respectively, the “$1.60 Warrants”) from one of the Investors. Each share of Series B Preferred Stock is convertible at any time into 5 shares of Common Stock. The Convertible Note may be converted at any time into shares of Series B Preferred Stock at a price of $9.45 per share.
     Under the terms of the Certificate of Designation of Preferences, Rights and Limitations with respect to the Series B Preferred Stock, filed on November 8, 2010, and subject to the terms of the Investor Rights Agreement, holders of a majority of the Series B Preferred Stock have the right to appoint a member of the Issuer’s board of directors.
     Except as described above in this Item 4 and herein, the Reporting Person does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Person may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.
Item 5. Interest in Securities of the Issuer
     (a) Miller may be deemed to beneficially own 1,983,428 shares of Common Stock, which is equal to 16.3% of the 12,101,110 outstanding shares. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 12,101,110 outstanding shares is the sum of the following amounts: (i) 10,162,682 outstanding shares of Common Stock, as set forth in the Company’s Form 10-Q filed on August 16, 2010, (ii) warrants to purchase 312,500 shares of Common Stock at an exercise price of $1.60 per share, (iii) a warrant to purchase 585,808 shares of Common Stock at an exercise price of $3.00 per share, (iv) 164,114 shares of Series B Preferred Stock, with each share of Series B Preferred stock convertible at any time into 5 shares of Common Stock, and (v) Convertible Notes in the aggregate principal amount of $500,000, which are convertible into shares of Series B Preferred Stock at a price of $9.45 per share. As of the date hereof, 1,983,428 of the shares of Common Stock beneficially owned by Miller are owned of record by Milfam I.
     (b) Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam I.

     (c) The following table details the transactions effected by Miller in the past 60 days.
Milfam I L.P.

Date of Transaction	Number of Shares Purchased	Price Per Share
November 8, 2010	156,250	*
November 8, 2010	156,250	**

*	On November 8, 2010, HWH Lending, LLC sold to Milfam I, for a nominal amount, a warrant which is exercisable for an aggregate of 156,250 shares of Common Stock at an exercise price of $1.60 per share. The warrant has been adjusted to take into account the 20-for-one reverse stock split that occurred on 7/16/10.

**	On November 8, 2010, HWH Lending, LLC sold to Milfam I, for a nominal amount, a warrant which is exercisable for an aggregate of 156,250 shares of Common Stock at an exercise price of $1.60 per share. The warrant has been adjusted to take into account the 20-for-one reverse stock split that occurred on 7/16/10.
     (d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
As more specifically described in Item 4 hereto, Milfam I is a party to the Agreements, the Convertible Note, the $3.00 Warrant and the $1.60 Warrants.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1-	Securities Purchase Agreement, dated as of November 8, 2010, by and between HealthWarehouse.com, Inc. and the parties listed therein (Filed as Exhibit Number 10.1 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on November 12, 2010 and incorporated herein by reference).

Exhibit 99.2-	Loan and Security Agreement dated as of November 8, 2010, by and between HealthWarehouse.com, Inc. and the parties listed therein (Filed as Exhibit Number 10.2 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on November 12, 2010 and incorporated herein by reference).

Exhibit 99.3-	Investor Rights Agreement dated as of November 8, 2010, by and between HealthWarehouse.com, Inc. and the parties listed therein (Filed as Exhibit Number 10.3 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on November 12, 2010 and incorporated herein by reference).

Exhibit 99.4-	7% Senior Secured Convertible Promissory Note, dated as of November 8, 2010, by and between HealthWarehouse.com, Inc. and Milfam I L.P. (Filed as Exhibit Number 4.2 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on November 12, 2010 and incorporated herein by reference).

Exhibit 99.5-	Common Stock Purchase Warrant, dated as of November 8, 2010, by and between HealthWarehouse.com, Inc. and Milfam I L.P. (Filed as Exhibit Number 4.1 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on November 12, 2010 and incorporated herein by reference).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: November 18, 2010

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III